EXHIBIT 11

Strategic Investor
Description of Issuance, Transfer, and Redemption Procedures
for Policies Pursuant to Rule 6e-3(T)(b)(12)(iii)

This document sets forth the administrative procedures that will be followed by Security Life of Denver ("Security Life") in connection with the issuance of its Strategic Investor flexible premium variable universal life insurance policies (the "policy" or "policies") issued through Security Life Separate Account L1 (the "Separate Account"), the transfer of assets held under the policies, and the redemption of interests in policies.

I.	PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES

	A.	Offering of the Policy

The policy is designed primarily for use on an individual life basis but it is also available on a multi-life basis when the insured people share a common employment or business relationship. The policy may be owned individually or by a corporation, trust, association or similar entity ("owners") who satisfy certain suitability standards. The policy may be purchased to insure the life of a person (an "insured") in whom the owner has an insurable interest. The policy may be issued on a guaranteed issue, fully-underwritten or simplified underwritten basis. Security Life requires satisfactory evidence of insurability, which may include a medical examination of the insured for policies to be issued on a fully underwritten basis. Guaranteed issue policies generally have higher costs of insurance than do fully underwritten or simplified underwritten policies. The issue ages are 15 through 85 for fully underwritten policies and 15 to 70 for guaranteed issue and simplified underwritten policies. Age is determined by the insured's age as of his/her birthday nearest the policy date.

Generally, a minimum total death benefit of at least $100,000 is required ($50,000 for guaranteed issue policies). However, depending on underwriting circumstances, the minimum total death benefit may be reduced for some policies sold to a group of owners as long as the average death benefit for the group at policy issuance is at least $100,000.

Acceptance of an application depends on Security Life's underwriting rules. Security Life reserves the right to reject an application for any reason.

If a policy has more than one owner (joint owners), then transactions under the policy except for telephone transfers of account value require the authorization of all owners.

	B.	Cost of Insurance Charges Structure, Payments and Underwriting Standards

Security Life places the insured in a premium class when the policy is issued, based on underwriting. This original premium class applies to the initial stated death benefit.

The cost of insurance charge for a policy is based on the age at issue, sex, premium class of the insured, and on the policy year. Therefore the charge varies from time to time. The issue ages are 15-85 for fully underwritten policies and 15-70 for policies issued on a guaranteed issue or simplified underwriting basis. Security Life places insureds in the following premium classes, based on underwriting: Standard smoker and Nonsmoker; Preferred Smoker and Preferred Nonsmoker (fully underwritten only). Security Life's definition of "Smoker" includes the use of cigarettes, cigars, pipes, chewing tobacco, nicotine chewing gum or patch, snuff or any other tobacco or nicotine-based product or, insureds may be placed in a substandard rate class, with a higher mortality risk than the standard smoker or standard non-smoker classes.

Security Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance set forth in the policies. The guaranteed maximum cost of insurance rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Sex Distinct and Unisex Mortality Tables, Unismoke Ultimate Mortality Premiums (1980 CSO Tables). The guaranteed maximum cost of insurance rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables. The guaranteed maximum cost of insurance rates for the adjustable term insurance rider are 125% of the 1980 CSO Tables.

At any time, Security Life's current cost of insurance may be less than the guaranteed maximum cost of insurance that is set forth in the policy. Current cost of insurance rates are determined based on expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience. These rates may change from time to time.

Cost of insurance rates (whether guaranteed maximum or current) for an insured in a standard non-smoker class are equal to or lower than guaranteed cost of insurance for an insured of the same age and sex in a standard smoker class. Cost of insurance rates (whether guaranteed maximum or current) for an insured in a standard non-smoker or smoker class are generally lower than guaranteed maximum cost of insurance for an insured of the same age and sex and smoker status in a substandard class.

The cost of insurance will not be the same for all policies. Insurance is based on the principle of pooling and distribution of mortality risks which assumes that each owner is charged a cost of insurance commensurate with the insured's mortality risk as actuarially determined, reflecting factors such as age, sex, health, and underwriting method. A uniform cost of insurance charge for all insureds would discriminate unfairly in favor of those insureds representing higher risks. However, there will be a uniform cost of insurance charge for all insureds of the same issue age, sex, policy duration and underwriting classification.

If the insured's age or sex has been misstated in the application for the policy or in any application for supplemental or rider benefits, and if the misstatement becomes known during the lifetime of the insured, then policy values will be adjusted to reflect the correct monthly deductions (based on the correct age or sex) since the policy date. If the policy's values are insufficient to cover the monthly deduction on the prior monthly date, the grace period will be deemed to have begun, and notification will be sent to the owner at least 61 days prior to the end of the grace period. See "Policy Termination and Grace Period," below.

	C.	Death Benefit

The policy provides coverage on a named insured and a death benefit payable upon the death of the insured. The policy will remain in force as long as the policy's net account value is sufficient to cover the charges due.

On or after the policy's first anniversary, the owner may request a reduction in the stated death benefit, by written notice to Security Life. The minimum amount of a decrease in stated death benefit is $1,000, and a decrease will become effective on the monthly processing date next following the date that notice requesting the decrease is received and approved by Security Life. Security Life reserves the right to decline a requested decrease in the stated death benefit if compliance with the guideline premium limitations under current tax law resulting from this decrease would result in immediate termination of the policy, or if to effect the requested decrease, payments to the owner would have to be made from the accumulated value for compliance with the guideline premium limitations, and the amount of such payments would exceed the cash surrender value under the policy. The stated death benefit may not be reduced below the minimum required to issue a policy.

At any time on or after the first monthly processing date and before age 86 for fully underwritten or simplified underwritten policies or age 76 for guaranteed issue policies, the owner may request an increase in the stated death benefit, by written notice to Security Life. An increase in the stated death benefit must be at least $1,000 (unless the increase is effected pursuant to a rider providing for automatic increases in stated death benefit), and an application must be submitted. An increase that is not guaranteed by rider will require satisfactory evidence of insurability and must meet Security Life's underwriting rules. The increase in stated death benefit will become effective on the next monthly processing date after the request is approved. The account value will be adjusted to reflect a monthly deduction (as of the effective date) based on the increased stated death benefit. Security Life will determine a cost of insurance rate for each increase in coverage based on the age of the insured at the time of the increase.

If a change in the stated death benefit would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify the policy as a life insurance contract, Security Life will refund promptly to the owner the excess above the premium limitations.

When an increase in stated death benefit is requested, Security Life may conduct underwriting before approving the increase to determine whether a different premium class will apply to the increase. If the premium class for the increase has lower cost of insurance rates than the original premium class, then the premium class for the increase will also be applied to the initial stated death benefit. If the premium class for the increase has higher cost of insurance rates than the original premium class, the premium class for the increase will apply only to the increase in stated death benefit, and the original premium class will continue to apply to the initial stated death benefit.

To determine the risk amount associated with a stated death benefit, Security Life will attribute the total net amount at risk for the total stated death benefit. If there is a decrease in stated death benefit after an increase, the decrease is applied first to decrease prior increases in stated death benefit starting with the most recent increase.

The policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws. Where state insurance laws prohibit the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits for their insured resident, Security Life will comply.

	D.	Application and Payment Processing

To purchase a policy, an application must be completed and submitted through an authorized Security Life agent. Temporary life insurance coverage may be provided prior to the policy date under the terms of a temporary insurance agreement. In accordance with Security Life's underwriting rules, temporary life insurance coverage may not exceed $3,000,000 and will not remain in effect for more than ninety (90) days.

The permanent insurance coverage becomes effective on the policy date, which may be specified on the application. The policy date is used to determine the monthly processing date, coverage effective date and policy anniversaries.

The policy date is: 1) the date specified on the application, subject to Security Life's approval; 2) the back-date of the policy to save age, subject to Security Life's approval and the law; or 3) if neither 1) or 2) apply, the date all underwriting and administrative requirements are met if the initial premium has been received or the date the initial premium is received by Security Life after we approve the policy for issue.

The investment date is the date that Security Life first applies premium to the policy. It is the first valuation date following Security Life's: 1) receipt of the initial premium, 2) approval of the policy for issue, and 3) receipt of all issue requirements.

As provided under state insurance law, the owner may be permitted to backdate the policy to preserve insurance age. In no case may the policy date be more than six months prior to the application date. The monthly deductions for the backdated period are deducted on the policy date.

The initial premium payment must be at least equal to the sum of the scheduled premiums from the policy date through the investment date.

Planned periodic premiums and unscheduled premiums that are not underwritten will be credited to the policy and the net premium invested on the valuation date they are received by Security Life. If a premium payment is rejected, Security Life will return it promptly, without adjustment.

The policy date is the date from which policy months, years, and anniversaries are measured. A policy month is a one-month period beginning with a monthly processing date and ending with the day immediately preceding the next following monthly processing date (i.e. 8/15 - 9/14). The monthly processing date is the same as the policy date for each succeeding month. The monthly deductions are made each monthly processing date.

A policy year is twelve months commencing with the policy date and ending with the day immediately preceding the next annual date (i.e. 8/15/1999 - 8/14/2000).

The issue date, if the same as the policy date, is the date from which the suicide and contestable periods start. It is shown in the policy.

	E.	Allocation of Net Premiums

On the initial investment date, the account value equals the initial premium payment minus premium expense charges, minus monthly deductions made as the policy date (up to six months for backdated policies). On each investment date thereafter, the account value is the sum of the amounts in the variable investment options, the guaranteed interest division, and the loan division. The account value will vary with the performance of the selected investment options, interest credited on amounts in the guaranteed interest division, interest credited on amounts in the loan division, charges, transfers, partial withdrawals, loans and loan repayments. The net account value is the policy's account value minus outstanding policy loans and accrued loan interest, if any.

When applying for a policy, the owner selects a plan for paying premium payments at specified intervals, e.g., quarterly, semi-annually or annually, until the maturity date. If the owner elects, Security Life will arrange for payment of planned period premiums on a monthly basis under a pre-authorized, electronic funds transfer (bank draft) arrangement. The owner is not required to pay premium in accordance with the plan; but can pay more or less than planned or skip a planned premium entirely. Currently, there is no minimum amount for each premium payment. Security Life may establish a minimum amount effective 90 days after sending a written notice to the owner. Subject to certain limits (described below), the owner can change the amount and frequency of planned periodic premiums at any time by sending a notice to Security Life. However, Security Life reserves the right to limit the amount of a premium payment or the total premium paid.

In the application, the owner specifies the percentage of net premium to be allocated to each investment option including the guaranteed interest division (G.I.D.). Net premiums generally will be invested on the valuation date that Security Life receives them and in accordance with the owner's most recent allocation instructions.

The net premium allocation percentages specified in the application will apply to subsequent premium payments until the owner instructs otherwise. The minimum percentage that may be specified for an investment option is 1%, and all percentages must be whole numbers. The sum of allocations must equal 100%. An owner can change the allocation percentages at any time by sending a notice to Security Life or, if telephone privileges are in effect, the request can be received by phone. The change applies to all premium payments received with or after receipt of the owner's notice.

	F.	Free Look

Some states mandate that if an owner exercises his/her free look right he/she is entitled to a full premium refund. Other states mandate that if the owner exercises his/her free look option he/she is entitled to receive the value of the fund allocations plus a refund of the policy charges previously deducted.

Amounts designated for the guaranteed interest division will be invested into that division on the investment date. If the owner's state requires return of premium during the free look period, amounts designated for the variable division are initially invested into the GCG Trust Liquid Asset investment portfolio, the money market investment option available under the policy. Later, these amounts are transferred to the selected variable investment options, at the earlier of:
		1)	five days after we mailed the policy plus the length of the state free look period; or
		2)	the date we have received the policy delivery receipt plus the length of the state free look period.

If the owner's state provides for return of account value during the free look period or no free look period, amounts designated for the variable division are invested directly into the selected variable investment options.

	G.	Internal Exchanges

Security Life offers an exchange opportunity for designated fixed-premium, inforce general account policies. Policyowners have the option to exchange these policies to a variable universal life product, subject to eligibility and suitability requirements being met. Evidence of insurability will not be required if there is not a request for a death benefit increase.

The exchange requires that the target premium for the policy equal the commissionable premium on the policy being replaced. The gross account value less rider charges can be applied as the internal 1035 exchange amount for the new policy.

Guidelines under "Application and Payment Processing" and "Allocation of Net Premiums" will be followed once the exchange application is received.

	H.	Additional Payment

Additional unscheduled premium payments can be made at any time while the policy is in force. Premium payments after the initial premium payment must be made to Security Life's home office.

Security Life has the right to limit the number and amount of such premium payments. Total premium payments paid in a policy year may not exceed guideline premium payment limitations for life insurance set forth in the Internal Revenue Code. Security Life will promptly refund the portion of any premium payment that is determined to be in excess of the premium payment limit established by law to qualify a policy as a contract for life insurance.

Security Life reserves the right to reject a requested increase in planned periodic premiums, or unscheduled premium. Security Life also reserves the right to require satisfactory evidence of insurability prior to accepting a premium which increases the risk amount of the policy. No premium payment will be accepted after the Continuation of Coverage provision has become effective.

The payment of premiums may cause a policy to be a Modified Endowment Contract (M.E.C.) under the Internal Revenue Code. If acceptance of a premium paid would, in Security Life's view, cause the policy to become a M.E.C., then to the extent feasible Security Life will not accept that portion of the premium that would cause the policy to become a M.E.C. unless the owner confirms in writing that it is his/her intent to convert the policy to a M.E.C. Security Life may return the excess portion of the payment pending receipt of instructions from the owner.

The owner may specify that a particular unscheduled payment is to be a repayment of policy debt.

	I.	Policy Termination and Grace Period

The policy terminates at the earliest of: 1) the end of the grace period, 2) the surrender of the policy or, 3) the fulfillment of Security Life's obligations under the policy (i.e., payment of the death benefit proceeds).

If the net account value on a monthly processing date is less than the amount of the monthly deduction to be deducted, the policy will be in default. In addition, if on a monthly processing date any outstanding policy loan plus accrued interest exceeds the account value, the policy will be in default. The owner, and any assignee of record, will be sent notice of the default.

If a policy goes into default, the owner will be allowed a 61-day grace period to pay a premium payment sufficient to cover the monthly deductions due during the grace period and for two additional months, or a sufficient amount to avoid termination caused by a high outstanding loan balance. Security Life will send notice of the amount required ("grace period premium payment") to the owner's last known address and the address of any assignee of record. The grace period will begin when the notice is sent. The policy will remain in effect during the grace period. If the insured should die during the grace period, the death benefit proceeds will be payable to the beneficiary, but the amount paid will be reduced by the amount of the monthly deductions which were due as of the date of death and by any outstanding policy loans plus accrued interest. If the grace period premium payment is not paid by the end of the grace period, the policy will lapse. It will have no value and no benefits will be payable.

	J.	Reinstatement of a Policy Terminated for Insufficient Values

The policy may be reinstated within five years after lapse and before age 100, subject to compliance with certain conditions, including a necessary premium payment and submission of satisfactory evidence of insurability.

	K.	Repayment of a Loan

An owner may repay all or part of his/her policy debt at any time while the insured person is living and the policy is in force. Loan repayments must be sent to Security Life's home office and will be credited as of the date received. The owner may instruct Security Life that a specific unscheduled payment is to be applied as a loan repayment. When a loan repayment is made, account value in the loan division in an amount equal to the amount of the repayment is transferred from the loan division to the investment options according to the owner's current net premium allocation instructions, unless the owner provides other instructions.

	L.	Policy Riders

Rider benefits may be available to be added to the policy. Monthly charges for the rider will be deducted from the account value as part of the monthly deductions. The following riders may be available:
		-	Accelerated Death Benefit Rider
		-	Adjustable Term Insurance Rider
		-	Waiver of Cost of Insurance Rider
		-	Waiver of Specified Premium Rider

Riders may be canceled at any time. Additional rules and limits apply to the rider benefits and are set forth in the rider.

II.	TRANSFERS AMONG INVESTMENT OPTIONS

Several variable investment options of the Separate Account are available for allocation of net premiums paid, subject to certain limitations set forth in the policy. Each invests in shares or units of an underlying mutual fund portfolio. Currently available variable investment options invest in portfolios of AIM Variable Insurance Funds, The Alger American Fund, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, The GCG Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Neuberger Berman Advisers Management Trust, Pilgrim Variable Products Trust, Putnam Variable Trust, and the Van Eck Worldwide Insurance Trust. All mutual fund portfolios are registered under the Investment Company Act of 1940 as open-end management investment companies. Additional mutual fund portfolios may be made available in the future.

After the free-look period and prior to age 100, the owner may transfer all or part of the account value from the variable investment options to other variable investment options or to the guaranteed interest division. An amount may be transferred from the guaranteed interest division to the variable investment options, subject to some restrictions. The minimum transfer amount is the lesser of $100 or the entire amount in that investment option. A transfer request that would reduce the amount in an investment option below $100 will be treated as a transfer request for the entire amount. Transfers from the guaranteed interest division are permitted only within the first 30 days of a policy year. Transfer requests received within 30 days before a policy anniversary will be processed on the policy anniversary. Transfer requests received within 30 days after a policy anniversary will be processed on the valuation date we receive the request. Security Life reserves the right to limit the number or frequency of transfers permitted in the future.

Except for transfer requests from the guaranteed interest division received before the policy anniversary, as noted above, Security Life will make the transfer as of the end of the valuation period during which such transfer is received by Security Life.

Transfer requests will be accepted by telephone, provided the appropriate authorization has been provided to Security Life. Security Life reserves the right to suspend telephone transfer privileges at any time, for any reason, if Security Life deems such suspension to be in the best interests of owners.

Transfers may be effected pursuant to the dollar cost averaging or automatic rebalancing feature if elected by the owner as described in the current prospectus (without charge).

During the first twenty-four policy months following the policy date, and within sixty days of the later of notification of a change in the investment policy of the separate account or the effective date of such change, the owner may exercise a one-time right to change the policy to a guaranteed policy. If the owner elects to make this change, unless state law requires that Security Life issue to the owner a new guaranteed policy, Security Life will permanently transfer all of the variable account value to the guaranteed interest division. Following the exercise of the right to change, premium may not be allocated to the variable account, and transfers of account value to the variable account will not be permitted. The other terms and conditions of the policy will continue to apply. Exercise of this right to change is not subject to any charge.

III.	REDEMPTION PROCEDURES, SURRENDER AND RELATED TRANSACTIONS

	A.	Surrender for Cash Surrender Value

An owner may surrender the policy for its net cash surrender value at any time before the death of the insured person by submitting notice to Security Life's home office. Security Life may require return of the policy. A surrender request will be processed as of the valuation date the surrender request and all required documents are received. Payment generally will be made within seven calendar days. An owner's policy will terminate and cease to be in force if it is surrendered. It cannot be reinstated later.

There is no surrender charge and policies surrendered in the first two years (three years on a current basis) may be eligible for a refund of sales charge. The surrender proceeds (net cash surrender value) of a policy is the account value, plus applicable refund of sales charge minus policy loan balance (including accrued interest). Refund of sales charge applies only to policies which are charged as sales charge and which have not lapsed.

In the first policy year, the amount of the refund will not be less than 3.00% of the premium received. In the second policy year, the amount of the refund will not be less than 2.50% of the premium received in the first policy year.

The refund of sales charge is not available if (1) the policy is purchased with the proceeds of another policy issued by us or one of our affiliates, or (2) the policy is surrendered to another insurer as part of a 1035 exchange.

	B.	Death Claims

The death benefit proceeds are equal to the sum of the base death benefit for each coverage segment under the death benefit option selected, calculated on the date of the insured's death, plus rider benefits, minus outstanding policy debt, minus unpaid monthly deductions incurred prior to the date of death. If the insured's age or sex has been misstated in the application for the policy or in an application for supplemental or rider benefits, and if the misstatement becomes known after the death of the insured person, then the death benefit under the policy or such supplemental or rider benefits will be that which the cost of insurance charge which was deducted from the account value on the last monthly processing date prior to the death of the insured would have purchased for the correct sex and age.

Security Life will pay interest at the rate declared by us or at a higher rate required by law.

Security Life will usually pay the death benefit proceeds to the beneficiary within seven days after receipt at its home office of due proof of death of the insured and all other requirements necessary to make payment. If the payment of the death benefit of a policy is contested, payment of proceeds may be delayed.

The death benefit payable depends on the death benefit option in effect on the date of death. Subject to certain conditions, owners may change the death benefit option.

Option 1: Under death benefit option 1, the base death benefit is the greater of:
  the stated death benefit on the date of the insured person's death; or
  the account value on the date of the insured person's death plus the refund of sales charges, if any, multiplied by the appropriate factor from the definition of life insurance factors shown in the applicable appendix.

With option 1, positive investment performance generally reduces the net amount at risk, which lowers the policy's cost of insurance charge. Option 1 offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Option 2: Under death benefit option 2, the base death benefit is the greater of:
  the stated death benefit plus the account value on the date of the insured person's death; or
  the account value on the date of the insured person's death plus the refund of sales charges, if any, multiplied by the appropriate factor from the definition of life insurance factors shown in the applicable appendix.

With option 2, investment performance is reflected in your insurance coverage.

Death benefit option 2 is not available during the continuation of coverage period. Option 2 automatically converts to death benefit option 1 when the continuation of coverage period begins.

Option 3: Under death benefit option 3, the base death benefit is the greater of:
  the stated death benefit on the date of the insured person's death plus the sum of all premium payments received minus partial withdrawals; or
  the account value on the date of the insured person's death plus the refund of sales charges, if any, multiplied by the appropriate factor from the definition of life insurance factors shown in the applicable appendix.

With option 3, the base death benefit generally will increase as premium is received and decrease if partial withdrawals are taken. In no event will the base death benefit be less than the stated death benefit.

Death benefit option 3 is not available during the continuation of coverage period. Option 3 automatically converts to death benefit option 1 when the continuation of coverage period begins.

The "applicable percentage" is the appropriate factor from the Definition of Life Insurance factors shown in the policy. A table showing the applicable percentages is set forth in the policy.

On or after the first monthly processing date and before the continuation of coverage begins, the owner may change the death benefit option on the policy, by notice to Security Life, subject to the following rules. A change in the death benefit option must be requested at least one day prior to a monthly processing date and will be effective on the next monthly processing date after Security Life approves it. After the change, the specified death benefit amount must still comply with the minimum to issue a policy. Security Life may require satisfactory evidence of insurability for some changes.

An owner may change from death benefit option 1 to option 2, from option 2 to option 1 or from option 3 to option 1. No change from death benefit option 1 or 2 to option 3, or option 3 to option 2 is permitted.

When a change from option 1 to option 2 is made, the stated death benefit after the change will be the stated death benefit before the change minus the account value as of the effective date of the change. When a change from Option 2 to Option 1 is made, the stated death benefit after the change will be the stated death benefit before the change plus the account value on the effective date of the change. When a change from Option 3 to Option 1 is made, the stated death benefit after the change will be the stated death benefit before the change plus the sum of all premium payments received minus all partial withdrawals taken as of the effective date of the change.

	C.	Policy Loan

After the first monthly processing date and while the insured is living, provided the policy is not in the grace period, the owner may borrow against the policy by submitting a request to Security Life's home office. The minimum amount of a loan is $100. The maximum loan amount is the net account value minus the monthly deductions to the next policy anniversary or 13 monthly deductions if the loan request is received within 30 days prior to a policy anniversary. Minimum and maximum loan amounts may be different if required by state law.

An outstanding loan reduces the amount available for a new loan. A loan is processed as of the date the loan request is approved. Loan proceeds generally will be sent to the owner within seven calendar days.

When a policy loan is made, an amount sufficient to secure the loan is transferred out of the investment options and into the policy's loan division. Thus, a loan will have no immediate effect on the account value, but other policy values, such as the cash surrender value and the death benefit proceeds, will be reduced immediately by the amount borrowed. This transfer is made from the account value in each investment option in proportion to the account value in each on the date of the loan, unless the owner specifies that transfers be made from a specific investment option. An amount equal to due and unpaid loan interest which exceeds interest credited to the loan division will be transferred to the loan division on each policy anniversary. Such interest will be transferred from each investment option in the same proportion that account value in each bears to the total unloaned account value.

Interest on a loan amount accrues daily at an annual interest rate of 3.75% during policy years 1 through 10 and 3.15% thereafter (3.00% on a current basis). Interest is due in arrears on each policy anniversary. If interest is not paid when due, it is added to the policy loan balance. Outstanding loan amounts (including unpaid interest added to the loan) plus accrued interest not yet due equals the total policy debt.

	D.	Partial Withdrawals

An owner may take partial withdrawals under the policy after the first policy anniversary. Policies which are "in corridor" may take withdrawals earlier. An owner must submit a request to Security Life's customer service center. Each partial withdrawal must be at least $100. The maximum partial withdrawal is the amount which will leave $500 as the net cash surrender value. When a partial withdrawal is taken, the amount of the withdrawal plus a service fee is deducted from the account value. This service fee is 2% of the amount of the withdrawal, up to a maximum fee of $25. As of the date Security Life processes the partial withdrawal, the cash value will be reduced by the partial withdrawal amount. Twelve partial withdrawals are permitted in a policy year.

Unless the owner requests that a partial withdrawal be deducted from specified investment options, it will be deducted from the investment options on a pro-rata basis in proportion to the account value in each.

If death benefit option 1 or is in effect, a partial withdrawal may reduce the stated death benefit amount. Security Life may reject a partial withdrawal request if it would reduce the stated death benefit amount below the minimum amount required to issue the policy, or if the partial withdrawal would cause the policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Security Life. Under death benefit option 2, a partial withdrawal does not reduce the stated death benefit.

Partial withdrawals will be processed as of the valuation date the request is received by Security Life, and generally will be paid within seven calendar days.

	E.	Monthly Charges

On each monthly processing date, Security Life will deduct from the account value the monthly deductions due, commencing as of the policy date. An owner's policy date is the date used to determine the applicable monthly processing date. The monthly deduction consists of (1) cost of insurance charges, (2) the monthly administrative expense charge, (3) mortality and expense risk charge, (4) per policy charge, and (5) charges for rider benefits. The monthly deduction is deducted from the investment options, including the guaranteed interest division pro rata based on the account value in each investment option, unless the owner has selected a designated deduction investment option for the policy.

	F.	Continuation of Coverage

The continuation of coverage feature continues the insurance coverage in force beyond the policy anniversary nearest the insured person's 100th birthday. If a policy owner does not surrender the policy before this date, on this date:
  target death benefit is converted to stated death benefit
  death benefit options 2 and 3 are converted to death benefit option 1, if applicable all riders are terminated
  the net account value (excluding the amount in the loan division) is transferred into the guaranteed interest division dollar cost averaging and automatic rebalancing are terminated.

After the policy anniversary nearest the insured person's 100th birthday, no more premium payments may be made and no further charges and monthly deductions will be taken. Additionally, transfers into the variable investment options are not allowed but policy loan or partial withdrawals are permitted. The policy will continue until the death of the insured person, so long as it does not lapse.

The continuation of coverage feature is not available in all states. If a state has approved this feature, it is an automatic feature and you do not need to take any action to activate it. In certain states the death benefit during the continuation of coverage period is the account value.

	G.	Settlement Options

During the insured's lifetime, the owner may elect that the beneficiary receive the death proceeds other than in one sum. If this election has not been made, the beneficiary may do so within 60 days after the insured person's death. The owner may also elect to take the net cash surrender value under one of these options.

		Option I:	Payouts for a Designated Period: Payouts will be made in 1, 2, 4 or 12 installments per year as elected for a designated period, which may be 5 to 30 years. The installment dollar amounts will be equal except for any excess interest. The amount of the first monthly payout for each $1,000 of account value applied is shown in Settlement Option Table I in the policy.

		Option II:	Life Income with Payouts Guaranteed for a Designated Period: Payouts will be made in 1, 2, 4 or 12 installments per year throughout the payee's lifetime, or if longer, for a period of 5, 10, 15, or 20 years as elected. The installment dollar amounts will be equal except for any excess interest. The amount of the first monthly payout for each $1,000 of account value applied is shown in Settlement Option Table II in the policy. This option is not available for ages not shown in this Table.

		Option III:	Hold at Interest: Amounts may be left on deposit with us to be paid upon the death of the payee or at any earlier date elected. Interest on any unpaid balance will be at the rate declared by us or at any higher rate required by law. Interest may be accumulated or paid in 1, 2, 4 or 12 installments per year, as elected. Money may not be left on deposit for more than 30 years.

		Option IV:	Payouts of a Designated Amount: Payouts will be made until proceeds, together with interest, which will be at the rate declared by us or at any higher rate required by law, are exhausted. Payouts will be made in 1, 2, 4 or 12 equal installments per year, as elected.

		Option V:	Other: The owner may ask us to apply the money under any other option that we make available at the time the benefit is paid.

Payments under these options are not affected by the investment experience of any division of our variable account. Instead, interest accrues pursuant to the options chosen. Payment options will also be subject to our rules at the time of selection. These alternate payment options are available only if the proceeds applied are $2,000 or more and a periodic payment will be at least $20.

The beneficiary or any other person who is entitled to receive payment may name a successor to receive any amount that we would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

We must approve an arrangement that involves a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (i.e., the rights to receive payments over time, for which we may offer a lump sum payment), the naming of people who are entitled to receive payment and their successors, and the ways of proving age and survival.